                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   -----------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)
                              (AMENDMENT NO. 1)(1)

                       Summit Properties Partnership, L.P.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                  Common Units of Limited Partnership Interest
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                       N/A
--------------------------------------------------------------------------------
                                 (CUSIP Number)

             William F. Paulsen, 212 South Tryon Street, Suite 500,
                       Charlotte, NC 28281 (704) 334-3000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 27, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 10 Pages)

-----------------
       (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------------------                                       -------------------------------------

            CUSIP NO. N/A                                13D                            PAGE 2 OF 10 PAGES
----------------------------------------                                       -------------------------------------

-------- -----------------------------------------------------------------------------------------------------------

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Summit Properties Inc.
         56-1857807
-------- -----------------------------------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                (a)  [ ]
                                                                                                          (b)  [ ]
-------- -----------------------------------------------------------------------------------------------------------

3.       SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------

4.       SOURCE OF FUNDS*

         OO
-------- -----------------------------------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                  [ ]
-------- -----------------------------------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                          Maryland
---------------------------- -------- ------------------------------------------------------------------------------

                             7.       SOLE VOTING POWER
     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH            27,597,339 (7/27/99)           26,872,916 (10/7/99)
   REPORTING PERSON WITH              27,235,666 (8/25/99)           26,533,880 (11/29/99)
                             -------- ------------------------------------------------------------------------------

                             8.       SHARED VOTING POWER      -0-
                             -------- ------------------------------------------------------------------------------

                             9.       SOLE DISPOSITIVE POWER

                                      27,597,339 (7/27/99)           26,872,916 (10/7/99)
                                      27,235,666 (8/25/99)           26,533,880 (11/29/99)
                             -------- ------------------------------------------------------------------------------

                             10.      SHARED DISPOSITIVE POWER -0-
---------------------------- -------- ------------------------------------------------------------------------------

11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           27,597,339 (7/27/99)           26,872,916 (10/7/99)
           27,235,666 (8/25/99)           26,533,880 (11/29/99)
---------- ---------------------------------------------------------------------------------------------------------

12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                [ ]
---------- ---------------------------------------------------------------------------------------------------------

13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           86.1% (7/27/99)          85.8% (10/7/99)
           86.0% (8/25/99)          85.7% (11/29/99)
---------- ---------------------------------------------------------------------------------------------------------

14.        TYPE OF REPORTING PERSON*

           CO
---------- ---------------------------------------------------------------------------------------------------------
                                         *SEE INSTRUCTIONS BEFORE FILLING OUT!

       This Amendment No. 1 to Schedule 13D amends the statement on Schedule 13D (the "Initial Statement") which was filed by Summit Properties Inc. (the "Reporting Person") on March 15, 1999 and relates to common units of limited partnership interest ("Units") in Summit Properties Partnership, L.P., a Delaware limited partnership (the "Issuer"). The Initial Statement is hereby amended as set forth below. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Initial Statement.


ITEM 2.         IDENTITY AND BACKGROUND.

       Item 2 is hereby amended by attaching hereto and incorporating herein a revised Schedule I which replaces in its entirety the Schedule I included as a part of the Initial Statement.

ITEM 4.         PURPOSE OF TRANSACTIONS.

       Item 4 of the Initial Statement is hereby amended and supplemented by adding thereto the following information:

       Information regarding the nature of the acquisitions and dispositions of Units of the Issuer by the Reporting Person on the dates listed in Item 5(a) below is set forth on Schedule II hereto, which is incorporated herein by reference.

       On May 11, 1999, the Board of Directors of the Reporting Person authorized a common stock repurchase program (the "Repurchase Program") pursuant to which the Reporting Person is authorized to purchase up to an aggregate of $50 million of currently issued and outstanding Common Stock. All repurchases have and will be made on the open market at prevailing prices. This authority may be exercised from time to time and in such amounts as market conditions warrant. Upon the repurchase of a share of Common Stock, the Reporting Person simultaneously disposes of one Unit of the Issuer.

ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER.

       Item 5(a) is hereby amended and restated as follows:

       (a) The Reporting Person beneficially owned: (i) 27,597,339 Units, or approximately 86.1% of the outstanding Units, as of July 27, 1999; (ii) 27,235,666 Units, or approximately 86.0% of the outstanding Units, as of August 25, 1999; (iii) 26,872,916 Units, or approximately 85.8% of the outstanding Units, as of October 7, 1999; and (iv) 26,533,880 Units, or approximately 85.7% of the outstanding Units, as of November 29, 1999. Information regarding the number and percentage of Units beneficially owned by directors and executive officers of the Reporting Person is set forth on Schedule I.

       Item 5(c) is amended by attaching hereto and incorporating herein a revised Schedule II which replaces in its entirety the Schedule II included as a part of the Initial Statement.

       Item 5(a) is hereby amended and restated as follows:

       (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Units beneficially owned by the Reporting Person. No person other than the director or executive officer

                               (Page 3 of 10 Pages)
of the Reporting Person who is the beneficial owner of Units has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Units owned by such person.

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS.

       Item 7 of the Initial Statement is hereby amended and supplemented by adding thereto the following information:

Exhibit No.       Description
-----------       -----------

       6 Fourteenth Amendment to Agreement of Limited Partnership of Summit Properties Partnership, L.P. (incorporated herein by reference to Exhibit 3.1 to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1999, File No. 000-22411).

       7 Fifteenth Amendment to Agreement of Limited Partnership of Summit Properties Partnership, L.P. (incorporated herein by reference to Exhibit 3.2 to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1999, File No. 000-22411).

       8 Sixteenth Amendment to Agreement of Limited Partnership of Summit Properties Partnership, L.P. (incorporated herein by reference to Exhibit 3.3 to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1999, File No. 000-22411).

       9 Amendment, dated as of September 3, 1999, to Agreement of Limited Partnership of Summit Properties Partnership, L.P., designating 8.75% Series C Cumulative Redeemable Perpetual Preferred Units (incorporated herein by reference to Exhibit
                  3.1 to the Issuer's Current Report on Form 8-K filed on September 17, 1999, File No. 000-22411).

                               (Page 4 of 10 Pages)

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.




                                                     December 29, 1999
                                             -----------------------------------
                                                          (Date)

                                                 /s/ Michael L. Schwarz
                                             -----------------------------------
                                                        (Signature)

                                                    Michael L. Schwarz/
                                                 Executive Vice President
                                                and Chief Financial Officer
                                             -----------------------------------
                                                       (Name/Title)


                               (Page 5 of 10 Pages)

                                   SCHEDULE I

                         Principal Occupation or Employment/          Number of Units
      Name                Name and Address of Business (1)         Beneficially Owned (2)
  ------------         -------------------------------------       ----------------------

DIRECTORS AND EXECUTIVE OFFICERS:

William B. McGuire     Chairman of the Board of Directors of           620,313 (3)
                       the Reporting Person

William F. Paulsen     Chief Executive Officer of                      596,045 (4)
                       the Reporting Person

Steven R. LeBlanc      President and Chief Operating Officer               -0-
                       of the Reporting Person

DIRECTORS:

James H. Hance, Jr.    Vice Chairman and
                       Chief Financial Officer                             -0-
                       Bank of America
                       100 North Tryon Street
                       Charlotte, NC 28202

Henry H. Fishkind      President                                           -0-
                       Fishkind & Associates, Inc.
                       11869 High Tech Avenue
                       Orlando, FL 32817

Nelson Schwab III      Managing Director                                   -0-
                       Carousel Capital
                       201 North Tryon Street
                       Charlotte, NC 28202

James M. Allwin        President                                           -0-
                       AETOS Capital, LLC
                       375 Park Avenue
                       New York, NY 10152

EXECUTIVE OFFICERS:

Michael L. Schwarz     Executive Vice President and Chief                  -0-
                       Financial Officer of the Reporting Person

William B. Hamilton    Executive Vice President                            -0-
                       of the Reporting Person


                               (Page 6 of 10 Pages)

-------------------

(1) Unless otherwise noted, the business address of such person is Summit Properties Inc., 212 South Tryon Street, Suite 500, Charlotte, NC 28281.
(2) Each person possesses sole voting and dispositive power with respect to the Units beneficially owned by such person as set forth above.
(3) Represents approximately 1.9%, 2.0%, 2.0% and 2.0% of the Units outstanding as of July 27, 1999, August 25, 1999, October 7, 1999 and November 29, 1999, respectively.
(4) Represents approximately 1.9% of the Units outstanding as of each of July 27, 1999, August 25, 1999, October 7, 1999 and November 29, 1999.


                               (Page 7 of 10 Pages)

                                   SCHEDULE II

         Described below are the acquisitions and dispositions of Units of the Issuer by the Reporting Person on each of the dates listed in Item 5(a) and during the 60 days prior to each such date. With respect to those acquisitions of Units which resulted from the issuance of additional shares of Common Stock by the Reporting Person, the consideration paid to the Issuer for each Unit acquired was calculated based on the market value of the Common Stock on the New York Stock Exchange on the date of acquisition or for a period of days prior to such acquisition. With respect to any Units acquired by the Reporting Person from a redeeming limited partner of the Issuer, the consideration paid to such limited partner was one share of Common Stock for each Unit tendered for redemption. With respect to the Units disposed of by the Reporting Person as a result of the Repurchase Program, each such Unit corresponds to the repurchase by the Reporting Person of one share of its Common Stock.


  Date            No. of Units      Nature of Transaction
-------           ------------      ---------------------

5/28/99                14,300       Repurchase of shares of Common Stock by the
                                    Reporting Person pursuant to the Repurchase
                                    Program

   6/99               323,400       Repurchase of shares of Common Stock by the
                                    Reporting Person pursuant to the Repurchase
                                    Program

6/17/99                 4,600       Issuance of shares of Common Stock by the
                                    Reporting Person upon exercise of stock
                                    options granted pursuant to the 1994 Stock
                                    Option and Incentive Plan, as amended and restated

7/1/99-
7/23/99               384,200       Repurchase of shares of Common Stock by the
                                    Reporting Person pursuant to the Repurchase
                                    Program

 7/1/99                76,506       Issuance of shares of Common Stock by the
                                    Reporting Person pursuant to the DRIP

7/10/99                   500       Issuance of shares of Common Stock by the
                                    Reporting Person upon exercise of stock
                                    options granted pursuant to the 1994 Stock
                                    Option and Incentive Plan, as amended and restated

7/27/99               100,200       Repurchase of shares of Common Stock by the
                                    Reporting Person pursuant to the Repurchase
                                    Program

8/2/99-
8/24/99 &
8/30/99               373,900       Repurchase of shares of Common Stock by the
                                    Reporting Person pursuant to the Repurchase
                                    Program

 8/6/99                 1,000       Issuance of shares of Common Stock by the
                                    Reporting Person pursuant to the 1994 Stock
                                    Option and Incentive Plan, as amended and restated



                               (Page 8 of 10 Pages)

  Date            No. of Units      Nature of Transaction
-------           ------------      ---------------------
8/11/99                   250       Issuance of shares of Common Stock by the
                                    Reporting Person pursuant to the 1994 Stock
                                    Option and Incentive Plan, as amended and restated

8/16/99                77,525       Issuance of shares of Common Stock by the
                                    Reporting Person pursuant to the DRIP


8/16/99                   952       Issuance of shares of Common Stock of the
                                    Reporting Person pursuant to the Employee
                                    Stock Purchase Plan

8/23/99                 5,500       Issuance of shares of Common Stock by the
                                    Reporting Person upon exercise of Stock
                                    Options granted pursuant to the 1994 Stock
                                    Option and Incentive Plan, as amended and restated

8/25/99                75,000       Repurchase of shares of Common Stock by the
                                    Reporting Person pursuant to the Repurchase
                                    Program

   9/99               249,400       Repurchase of shares of Common Stock by the
                                    Reporting Person pursuant to the Repurchase
                                    Program

10/1/99-
10/6/99 &
10/8/99-
10/29/99              296,100       Repurchase of shares of Common Stock by the
                                    Reporting Person pursuant to the Repurchase
                                    Program

10/5/99                   250       Issuance of   shares of Common Stock or the
                                    Reporting Person pursuant to the 1994 Stock
                                    Option and Incentive Plan, as amended and restated

10/7/99                71,300       Repurchase of shares of Common Stock by the
                                    Reporting Person pursuant to the Repurchase
                                    Program

10/8/99                   250       Issuance of shares of Common Stock of the
                                    Reporting Person pursuant to the 1994 Stock
                                    Option and Incentive Plan, as amended and restated

10/14/99                5,662       Forfeiture of shares of Common Stock of the
                                    Reporting Person granted pursuant to the
                                    1994 Stock Option and Incentive Plan as
                                    amended and restated, by employees that have
                                    been terminated by the Reporting Person
11/1/99-
11/26/99              127,900       Repurchase of shares of Common Stock by the
                                    Reporting Person pursuant to the Repurchase
                                    Program

                              (Page 9 of 10 Pages)

  Date            No. of Units      Nature of Transaction
--------          ------------      ---------------------

11/14/99                  748       Issuance of shares of Common Stock of the
                                    Reporting Person pursuant to the Employee
                                    Stock Purchase Plan

11/14/99               76,629       Issuance of shares of Common Stock by the
                                    Reporting Person pursuant to the DRIP

11/24/99                  400       Forfeiture of shares of Common Stock of the
                                    Reporting Person granted pursuant to the 1994 Stock Option and Incentive Plan as amended and restated, by employees that have been terminated by the Reporting Person

11/29/99               27,000       Repurchase of shares of Common Stock by the
                                    Reporting Person pursuant to the Repurchase
                                    Program


                               (Page 10 of 10 Pages)